April 28, 2026

Timothy O'Leary
Chief Financial Officer
Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004

       Re: Priority Technology Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2025
           Form 8-K Dated March 10, 2026
           File No. 001-37872
Dear Timothy O'Leary:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Dated March 10, 2026
General

1. Please present and discuss in your earnings releases and supplemental slide presentations the GAAP measure that is most comparable to the non-GAAP measures, such as adjusted gross profit, adjusted gross profit margin, adjusted EBITDA, adjusted
EPS     diluted,
       with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations.
2. You adjust for selling, general, and administrative (non-recurring) and salary and employee benefits (non-recurring) in your calculation of adjusted EBITDA and adjusted
       EPS     diluted non-GAAP measures. Please disclose the circumstances under which these
       expenses were incurred to support your determination that they are non-recurring.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 28, 2026
Page 2

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services